SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission file number: 333-65958

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIMMER HOLDINGS, INC.

345 East Main Street
Warsaw, Indiana 46580

Item 4
SIGNATURES
Cosnent of Crowe Chizek and Company LLC
Consent of PricewaterhouseCoopers LLP

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm – Crowe Chizek and Company LLC

Report of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Supplemental Schedules:

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23.1	Consent of Crowe Chizek and Company LLC

23.2	Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Zimmer Holdings, Inc. Savings and Investment Program
Warsaw, Indiana

We have audited the accompanying statement of net assets available for benefits of the Zimmer Holdings, Inc. Savings and Investment Program (“the Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements as a whole.

/s/ Crowe Chizek and Company LLC

South Bend, Indiana
June 10, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Zimmer Holdings, Inc. Savings and Investment Program

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Zimmer Holdings, Inc. Savings and Investment Program (the “Program”) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Program’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
June 24, 2004

Zimmer Holdings, Inc. Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2004 and 2003

	2004	2003
Investments (Notes 1, 2, 3, 4 and 5)
Program interest in Zimmer Master Trust (Note 4)	$247,829,090	$153,490,451
Participant loans	4,338,877	2,173,610

Total investments	252,167,967	155,664,061

Contributions receivable
Employee	397,935	271,980
Employer	576,909	128,556

Total contributions receivable	974,844	400,536

Due from Zimmer Trabecular Metal Technology, Inc.
Savings & Investment Plan (Note 2)	3,327,356	—

Net assets available for benefits	$256,470,167	$156,064,597

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Loan interest	$180,379
Program interest in Zimmer Master Trust investment income (Note 4)	23,248,697

Total investment income	23,429,076

Contributions
Employees	11,083,913
Employer	6,220,977
Rollovers	1,568,799

Total contributions	18,873,689

Total additions	42,302,765

Deductions from net assets attributed to:
Benefits paid directly to participants	21,034,785
Other	10,898

Total deductions	21,045,683

Net increase before transfers	21,257,082
Transfer from Centerpulse Retirement Income Plan (Note 2)	75,821,132
Transfer from Zimmer Trabecular Metal Technology, Inc.
Savings & Investment Plan (Note 2)	3,327,356

Net assets available for benefits
Beginning of year	156,064,597

End of year	$256,470,167

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
at December 31, 2004

1.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Zimmer Holdings, Inc. Savings and Investment Program (the “Program”) are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Valuation of Investments and Income Recognition

The assets of the Program are held by Fidelity Management Trust Company, the trustee of the Program, in a master trust and are commingled with certain assets of another benefit plan sponsored by Zimmer Holdings, Inc. (the “Company” or “Employer”). The fair value of the Program’s interest in the Zimmer Holdings, Inc. Savings and Investment Program Master Trust (“Zimmer Master Trust”) is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Assets in the Zimmer Master Trust include common stocks (the Zimmer Stock Fund), mutual funds, common/collective funds, cash and cash equivalents and a brokerage fund. The Zimmer Stock Fund consists of shares of the Company’s common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price.

Quoted market prices are used to value mutual funds and the brokerage fund. Common/collective funds are valued at the fund’s net asset value on the last day of the Program year. The fund’s net asset value is determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Cash equivalents are valued at cost plus interest earned, which approximates fair value. Participant loans are valued at cost, which approximates fair value. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses, unrealized appreciation (depreciation) on investments and interest and dividend income.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in any combination of the Zimmer Stock Fund, a common/collective fund, mutual funds, a brokerage fund, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
at December 31, 2004

Tax Status and Reporting

The Program obtained a determination letter on July 25, 2002, in which the Internal Revenue Service stated that the Program, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Program has been amended since receiving this determination letter, however, the Plan administrator believes the Program is currently designed and is being operated in compliance with the applicable requirements of the IRC.

2.	Description of Program

The following description of the Program provides only general information. Participants should refer to the Summary Plan Description or Plan agreement, available from the Plan administrator, for a more complete description of the Program’s provisions.

The Program was established August 6, 2001, concurrent with the date the Company was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Company Savings and Investment Program (the “BMS Program”) were transferred from the BMS Program to the Program. Employees who are regularly scheduled to work at least 1,000 hours per year may immediately commence compensation deferral under the Program and become eligible for the employer match after six months of service. Employees of the Company who are not anticipated to work 1,000 hours per year, may participate in the Program upon completing 1,000 hours of service in a twelve-month period. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 2, 2003, the Company acquired Centerpulse AG (“Centerpulse”). Certain employees of Centerpulse in the U.S. were participants in the Centerpulse Retirement Plan. Effective April 1, 2004, the participants of the Centerpulse Retirement Plan became part of the Program, and are eligible for the same benefits as Company employees hired on or after September 2, 2002. Accordingly, investments of $73,793,888 were transferred to the Zimmer Master Trust and participant loans of $2,027,244 were transferred to the Program from the Centerpulse Retirement Plan.

On April 23, 2004, the Company acquired Implex Corp. (which was subsequently renamed Zimmer Trabecular Metal Technology, Inc.), a privately held orthopaedics company based in New Jersey. Effective January 2, 2005, the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan participants became active participants of the Program, and the employees of Zimmer Trabecular Metal Technology, Inc. became eligible for the same benefits as Company employees hired on or after September 2, 2002. Pursuant to the terms of the amendment merging the plans, the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan assets, which were deemed to be held under the Zimmer Holdings, Inc. Savings and Investment Program effective as of December 31, 2004, were liquidated on December 31, 2004, and received by the Zimmer Master Trust on January 3, 2005. Accordingly, $3,327,356 of assets were shown as receivable to the Program as of December 31, 2004.

Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 30 percent of the participant’s annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2 percent to 6 percent of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6 percent basic contribution, a supplementary contribution from 1 percent to, generally, 24 percent, may then be authorized by the participant. All contributions are subject to certain limitations.

Effective April 1, 2004, the plan was amended. For participants hired on or after September 2, 2002, including all participants that were participants in the Centerpulse Retirement Income Plan or the

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
at December 31, 2004

Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan, the Company shall contribute a matching contribution equal to 100 percent of the first 6 percent of the participant’s contributions made to the Program, after six months of service. Additionally, participants hired on or after September 2, 2002, after completing six months of service, receive a fixed contribution of 2 percent of the employee’s base pay regardless of whether or not the employee has elected to make participant contributions to the Program. However, the participant must be employed on the last day of the applicable plan year (December 31) in order to receive this fixed contribution.

For participants hired before September 2, 2002, excluding all participants that were participants in the Centerpulse Retirement Income Plan or the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan, the Company shall contribute a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions made to the Program. Participants hired before September 2, 2002, also participate in a defined benefit plan. Prior to the amendments on April 1, 2004, all participants received a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions.

Based upon a plan amendment, effective April 1, 2004, all Company matching contributions are allocated to the participant’s account based upon their current investment elections. Prior to April 1, 2004, all Employer matching contributions were invested in the Zimmer Stock Fund. At age 55, however, participants were allowed to redirect their future Employer matching contributions to other funds as well as to reinvest any portion or all of their investment in the Zimmer Stock Fund derived from Employer contributions to other Program funds.

The assets of the Program are held in the Zimmer Master Trust, which contains various fund options from which participants select to allocate their contributions and earnings thereon. As of December 31, 2004, the Program offered a money market fund, a common/collective fund, a brokerage fund, nineteen mutual funds (fifteen as of December 31, 2003) and a Zimmer Stock Fund as options for participants. When the assets of the Centerpulse Retirement Income Plan were transferred to the Program, the brokerage fund and one of the mutual funds were frozen, meaning that no future contributions could be made to these funds. In 2005, the assets in these frozen funds were transferred to other investment options at the participant’s discretion.

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

All voluntary participant contributions and earnings thereon are always 100 percent vested. Participants vest in the Employer matching contributions and earnings thereon 20 percent after one year with an additional 20 percent each year thereafter until fully vested after five years of service. Any portion of a participants’ account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. During the year ended December 31, 2004, there were no non-vested forfeitures used to reduce Employer contributions. At December 31, 2004 and 2003, there were $830,990 and $42,176 of non-vested forfeitures available to reduce future Employer contributions, respectively. Of the $830,990 of non-vested benefits at December 31, 2004, $584,029 was utilized in February 2005 to reduce the employer contribution receivable as of December 31, 2004. The employer contribution receivable amount recorded in the statement of net assets available for benefits reflects this reduction.

Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. At the Participant’s discretion,

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
at December 31, 2004

distributions may, generally, be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 1/2 or demonstrates financial hardship. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2004 and 2003.

Program expenses are paid by the Program, to the extent not paid by the Company.

Participants may borrow from the Program approved amounts up to the lesser of 50 percent of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then existing prime rate offered by banks plus one percent. The loans are collateralized by the participants’ vested account balances and shall be repaid over a period as elected by the participant, not to exceed five years unless used in the purchase of a home.

Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.

3.	Investments

The Program’s interest in the Zimmer Master Trust, at estimated fair value, represents 5 percent or more of the Program’s net assets at December 31, 2004 and 2003.

4.	Interest in Zimmer Master Trust

The Program’s investments are in the Zimmer Master Trust which was established for the investment of assets of the Program and certain assets of another Zimmer sponsored retirement plan. The plans participating in the Zimmer Master Trust collectively own, through the Zimmer Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan’s investment percentage in the Zimmer Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2004 and 2003, the Program’s interest in the net assets of the Zimmer Master Trust was approximately 98.3 percent and 97.7 percent, respectively. The Program’s approximate share of the Zimmer Master Trust’s investment activities for the year ended December 31, 2004 was 97.9 percent. Investment income and administrative expenses relating to the Zimmer Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.

The following presents the fair value of investments and the Program’s percentage interest in each investment for the Zimmer Master Trust at December 31, 2004 and 2003 and the related investment income and percentage interest for the year ended December 31, 2004:

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
at December 31, 2004

	2004		2003
Investments
Zimmer Stock Fund	$83,744,113	94.7%	$72,856,940	95.0%
Mutual funds	132,541,139	100.0	48,729,117	100.0
Brokerage fund	2,144,924	100.0	—
Common/collective trust fund	24,061,778	100.0	23,780,568	100.0
Cash and cash equivalents	9,744,865	100.0	11,744,071	100.0

	$252,236,819		$157,110,696

Investment income
Interest and dividends	$4,261,369	100.0%

Net appreciation in fair value of investments
Common stocks	$10,064,499
Mutual funds	9,333,349
Brokerage fund	99,310

	$19,497,158	97.4%

5.	Nonparticipant Directed Investments

Prior to April 1, 2004, the Zimmer Stock Fund included both participant-directed and nonparticipant-directed investments which could not be separately determined. Due to a plan amendment effective April 1, 2004, all investments in the Zimmer Stock Fund are participant-directed.

Accordingly, the net assets of the Program’s interest in the Zimmer Stock Fund at December 31, 2004 that were nonparticipant-directed were $0. At December 31, 2003, the Program’s interest in the Zimmer Stock Fund included both participant-directed and nonparticipant-directed components and is presented in the following table. The significant components of the changes in net assets of the Program’s interest in the Zimmer Stock Fund, including both participant-directed and nonparticipant-directed components, for the three month period ended March 31, 2004 is presented in the following table.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
at December 31, 2004

	2004	2003
Net assets
Zimmer Stock Fund (partially nonparticipant-directed)	$—	$69,236,695

Changes in net assets
Contributions	1,547,837
Net appreciation	3,290,051
Benefits paid	(1,646,654)
Transfers to other Program funds, net	2,248,851
Other	(3,381)
Assets entirely participant-directed due to plan amendment	(74,673,399)

Net decrease	$(69,236,695)

6.	Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. At December 31, 2004 and 2003, certain investments of the Program were held in investment funds which were managed by the trustee. Fidelity is the Plan custodian and, therefore, these transactions and the Plan’s payment of custodial fees to Fidelity qualify as party-in-interest transactions. Participant loan transactions and investments are also party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Participants in the Plan may invest their contributions in the Zimmer Stock Fund, which primarily holds shares of Zimmer common stock. At December 31, 2004 and 2003, the Zimmer Master Trust held 1,017,215 and 1,000,676 shares, respectively, of Zimmer common stock with a historical cost of $52,326,601 and $39,306,872, respectively, and a market value of $81,499,266 and $70,447,590, respectively. These transactions are exempt from the ERISA prohibited transaction rules.

The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
at December 31, 2004

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

(C)
Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Participant loans (767 loans)	$4,338,877 principal amount, interest rates ranging from 5.0% to 10.5%, due through August 21, 2014	—	$4,338,877

*Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM
	By:	/s/ Renee Rogers
Date: June 24, 2005		Vice President, Corporate Human Resources